Room 4561

June 12, 2008

Leslye G. Katz
Senior Vice President and Chief Financial Officer
IMS Health Incorporated
901 Main Avenue
Norwalk, Connecticut 06851

> **Re:** **IMS Health Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **Form DEF 14A**
> **Filed March 17, 2008**
> **File No. 001-14049**

Dear Mrs. Katz:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief